                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
                   RULE 13d-1(a) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(a)

                              (Amendment No. 9)(1)


                                  Aldila, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $0.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    014384200
--------------------------------------------------------------------------------
                                 (CUSIP Number)



         Lloyd I. Miller, III, 4550 Gordon Drive, Naples, Florida, 34102
                             (Tel.) (239) 262-8577
--------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)


                                 January 4, 2006
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                                Page 1 of 6 pages

----------------
        (1) The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------                                         -------------------
CUSIP No.  014384200                 13D/A                           Page 2 of 6
--------------------                                         -------------------

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Lloyd I. Miller, III                              ###-##-####
--------------------------------------------------------------------------------

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3     SEC USE ONLY
--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      PF-OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR  2(e)                                                 [ ]
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
        NUMBER OF           7     SOLE VOTING POWER
          SHARES
       BENEFICIALLY               170,099
         OWNED BY           ----------------------------------------------------
           EACH             8     SHARED VOTING POWER
        REPORTING
          PERSON                  162,741
           WITH             ----------------------------------------------------
                            9     SOLE DISPOSITIVE POWER

                                  170,099
                            ----------------------------------------------------
                            10    SHARED DISPOSITIVE POWER

                                  162,741
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      332,840
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*                                                                [ ]
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      6.2%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN-IA-OO
--------------------------------------------------------------------------------


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

             AMENDMENT NO. 9 TO THE ORIGINAL REPORT ON SCHEDULE 13D

Introduction

      This constitutes Amendment No. 9 (the "Amendment") to the statement on
Schedule 13D, filed on behalf of Lloyd I. Miller, III ("Mr. Miller"), dated September 14, 2001, as amended (the "Statement") relating to the Common Stock, par value $0.01 per share (the "Shares") of Aldila, Inc. (the "Company"). The Company has its principal executive offices at 13450 Stowe Drive, Poway, CA 92064. Unless specifically amended hereby, the disclosure set forth in the Statement shall remain unchanged.

Item 3.  Source and Amount of Funds or Other Considerations

Item 3 is hereby amended and restated in its entirety as follows:

      Mr. Miller is the advisor to Trust A-4 and Trust C (the "Trusts"). Trust A-4 was created pursuant to a Declaratory Judgment, signed by the Honorable Wayne F. Wilke for the Court of Common Pleas, Probate Division, Hamilton County, Ohio, on October 27, 1992, pursuant to which Trust A was split into four separate trusts. The Trusts were created pursuant to an Amended and Restated Trust Agreement, dated September 20, 1983 (the "Trust Agreement"). Mr. Miller was named as advisor to PNC Bank, Ohio, N.A. (formerly The Central Trust Company, N.A., Cincinnati, Ohio), the Trustee named in the Trust Agreement. Such appointment became effective on April 22, 1990, the date of death of Lloyd I. Miller, the Grantor of the Trusts. All of the Shares purchased by Mr. Miller as advisor to the Trusts were purchased by funds generated and held by the Trusts. The purchase price was $31,817.50 for the Shares in Trust A-4 and $911,869.76 for the Shares in Trust C.

      Mr. Miller is the manager of Milfam LLC, an Ohio limited liability company established pursuant to the Operating Agreement of Milfam LLC (the "Operating Agreement"), dated as of December 10, 1996. Milfam LLC is the managing general partner of (i) Milfam I L.P., a Georgia limited partnership established pursuant to the Partnership Agreement for Milfam I L.P. (the "Partnership Agreement"), dated December 11, 1996, and (ii) Milfam II L.P. a Georgia limited partnership established, pursuant to the Partnership Agreement for Milfam II L.P. (the "Milfam II Partnership Agreement"), dated December 11, 1996. All of the Shares Mr. Miller is deemed to beneficially own as the manager of the general partner of Milfam I L.P. were purchased with money contributed to Milfam I L.P. by its partners (as identified on the signature page of Exhibit 99.3, attached on the Statement), or money generated and held by Milfam I L.P. All of the Shares Mr. Miller is deemed to beneficially own as the manager of the general partner of Milfam II L.P. were purchased with money contributed to Milfam II L.P. by its partners (as identified on the signature page of Exhibit 99.4, attached on the Statement), or money generated and held by Milfam II L.P. The purchase price for the Shares Mr. Miller is deemed to beneficially own as the manager of the general partner of Milfam I L.P. was $136,500.00. The purchase price for the Shares Mr. Miller is deemed to beneficially own as the manager of the general partner of Milfam II L.P. was $190,571.77.

      All of the Shares purchased by Mr. Miller on his own behalf, were purchased with personal funds generated and held by Mr. Miller. The purchase price for the Shares purchased by Mr. Miller, on his own behalf was $128,502.05.

      Mr. Miller is the trustee for certain generation skipping trusts (each a "GST") including Catherine Miller GST, Kimberly Miller GST and Lloyd I. Miller GST (collectively, the "GST's"). All of the Shares

Mr. Miller is deemed to beneficially own as the trustee for the GST's were purchased with money generated and held by the GST's. The purchase price for the Shares Mr. Miller is deemed to beneficially own as trustee of Catherine Miller GST was $23,404.50; the purchase price for the Shares Mr. Miller is deemed to beneficially own as trustee of Kimberly Miller GST was $15,379.00 and the purchase price for the Shares Mr. Miller is deemed to beneficially own as trustee of Lloyd I. Miller GST was $23,404.50. Mr. Miller is the custodian to certain accounts created pursuant to the Florida Uniform Gift to Minors Act ("UGMA") for Alexandra Miller ("Alexandra UGMA") and for Lloyd I. Miller IV ("Lloyd IV UGMA" and together with the Alexandra UGMA the "Miller UGMA's"). All of the Shares Mr. Miller is deemed to beneficially own in the Miller UGMA's were purchased with money held by the Miller UGMA's. The purchase price for the Shares which Mr. Miller is deemed to beneficially own as the custodian to the Alexandra UGMA was $10,580.00. The purchase price for the Shares which Mr. Miller is deemed to beneficially own as the custodian to the Lloyd IV UGMA was $21,401.00.

      All of the Shares Mr. Miller is deemed to beneficially own in Milfam LLC as the manager thereof were purchased with money which was generated and held by Milfam LLC. The purchase price for the Shares held by Milfam LLC was $12,998.50.

      Mr. Miller is the Grantor and Co-Trustee with Kimberly Miller of a Trust Agreement in favor of Alexandra Miller and Lloyd I. Miller, IV ("KSMTR"). As investment counsel, Mr. Miller may exercise sole rights to vote and dispose of Shares. The purchase price for the Shares held by KSMTR was $19,702.00.

      Mr. Miller shares investment and dispositive power over securities held by Marli Miller in the Marli Miller Custodian Managed Account established pursuant to a PNC Advisors Custody Agreement dated as of December 9, 2003 ("Marli Managed"). All of the Shares held by Marli Managed were obtained pursuant to a distribution received from a grantor retained annuity trust.

Item 4.  Purpose of the Transaction

Item 4 is hereby amended by adding the following at the end thereof:

      The purpose of this Amendment is to report that since the filing of Amendment No. 8 to the Statement, filed on December 21, 2005, a material change occurred to Mr. Miller's beneficial ownership percentage.


Item 5.  Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety to read as follows:

      (a) Mr. Miller may be deemed to beneficially own 332,840 Shares (6.2% of the outstanding Shares, based on (i) 5,367,101 Shares outstanding pursuant to the Company's Quarterly Report on Form 10-Q filed on November 14, 2005 and (ii) 3,335 Shares which Mr. Miller does not actually own, but has a right to purchase with respect to certain options Mr. Miller beneficially owns). As of the date hereof, 9,375 of such beneficially owned Shares are owned of record by Trust A-4; 119,904 of such beneficially owned Shares are owned of record by Trust C; 35,833 of such beneficially owned Shares are owned of record by Milfam I L.P.; 48,804 of such beneficially owned Shares are owned of record by Milfam II L.P.; 78,132 of such beneficially owned Shares are owned of record by Mr. Miller directly (includes 3,335 options);

1,066 of such beneficially owned Shares are owned of record by Alexandra UGMA; 1,166 of such beneficially owned Shares are owned of record by Catherine Miller GST; 1,166 of such beneficially owned Shares are owned of record by Kimberly Miller GST; 666 of such beneficially owned Shares are owned of record by Milfam LLC; 1,200 of such beneficially owned Shares are owned of record by Lloyd I. Miller GST; 1,066 of such beneficially owned Shares are owned of record by Lloyd IV UGMA; 1,000 of such beneficially owned Shares are owned of record by KSMTR; 1,000 of such beneficially owned Shares are owned of record by Kimberly S. Miller and 32,462 of such beneficially owned Shares are owned of record by Marli Miller Managed.

      (b) Mr. Miller may be deemed to have shared voting and dispositive power for all such shares held of record by Trust A-4, Trust C, Kimberly S. Miller, and Marli Miller Managed. Mr. Miller may be deemed to have sole voting power for all such shares held of record by Milfam I L.P., Milfam II L.P., Alexandra UGMA, Catherine Miller GST, Kimberly S. Miller GST, Milfam LLC, Lloyd I. Miller GST, Lloyd IV UGMA, KSMTR, and Mr. Miller directly.

      (c) The following table details the transactions effected by Miller since the filing of Amendment No. 8 to the Statement on Schedule 13D, filed on December 21, 2005. Amendment No. 8 reported all tranactions effected by the reporting person from October 26, 2005 through December 20, 2005. All of these open market sales were done in compliance with a 10b5-1 trading plan as disclosed in Miller's previously released Form 4 filings.

----------------------------------------------------------------------------------------------------
                                MILFAM II L.P.
----------------------------------------------------------------------------------------------------
   Date of Transaction       Number of Shares Sold      Price Per Share     How Transaction Effected
----------------------------------------------------------------------------------------------------
    December 21, 2005                 600                    25.45              Open Market Sale
----------------------------------------------------------------------------------------------------
    December 22, 2005                 180                    25.45              Open Market Sale
----------------------------------------------------------------------------------------------------
     January 3, 2006                23,610                  25.6268             Open Market Sale
----------------------------------------------------------------------------------------------------
     January 4, 2006                35,798                  26.419              Open Market Sale
----------------------------------------------------------------------------------------------------
     January 5, 2006                 2,473                   27.00              Open Market Sale
----------------------------------------------------------------------------------------------------
     January 6, 2006                  234                    27.00              Open Market Sale
----------------------------------------------------------------------------------------------------
     January 9, 2006                 7,527                  27.0078             Open Market Sale
----------------------------------------------------------------------------------------------------
    January 10, 2006                 2,607                   27.25              Open Market Sale
----------------------------------------------------------------------------------------------------
    January 11, 2006                19,116                  27.432              Open Market Sale
----------------------------------------------------------------------------------------------------
    January 12, 2006                 8,043                   27.75              Open Market Sale
----------------------------------------------------------------------------------------------------
    January 12, 2006                 4,206                   28.00              Open Market Sale
----------------------------------------------------------------------------------------------------

      (d) Other than shares held directly by Miller, persons other than Mr. Miller have the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the reported securities.

      (e) Not Applicable.

                                                                     Page 6 or 6


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

      Dated:  January 13, 2005

                                    By:    /s/ Lloyd I. Miller, III
                                           -------------------------------------
                                           Lloyd I. Miller, III